

October 12, 2023

Jack Leeney
Chief Executive Officer
7GC & Co. Holdings Inc.
388 Market Street, Suite 1300
San Francisco, CA 94111

> **Re: 7GC & Co. Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 3, 2023**
> **File No. 333-274278**

Dear Jack Leeney:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers
Why is 7GC proposing the Business Combination?, page xx

1. We note your response to prior comment 3. Please also include this disclosure elsewhere throughout your filing (e.g., Questions and Answers, Summary of the Proxy Statement/Prospectus).

Unaudited Pro Forma Condensed Combined Financial Information, page 75

2. We note your revised disclosures in response to prior comment 4. Please revise your statement that Banzai "will retain a majority of the outstanding shares of New Banzai as of the closing of the Business Combination." In this regard, Banzai shareholders will hold a 43% interest in New Banzai under the no redemption scenario, which is not a "majority" interest.

Information about Banzai
Market Size, page 189

3.   We note your response to prior comment 10 and reissue it, in part. Please disclose any material limitations associated with the estimates.

Beneficial Ownership of Securities, page 230

4.   Please disclose the natural person(s) that hold investment and/or voting power over the voting securities beneficially owned by the 5% stockholders.

Banzai International Audited Consolidated Financial Statements
Note 16. Equity, page F-115

5.   We note from your response to prior comment 8 that the Banzai's Class B pre-merger common stock has different voting rights than the Class A shares. Please revise here to include a discussion of the pertinent rights and privileges for each class of common stock outstanding. Refer to ASC 505-10-50-3.

        Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Crispino at 202-551-3456 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Mike Heinz